Exhibit 99.1

E-Commerce China Dangdang Inc. Provides Unaudited Preliminary Results for the Third Quarter of 2013

Beijing, China, October 21, 2013 — E-Commerce China Dangdang Inc. (“Dangdang” or “the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced preliminary selected unaudited financial results for the third fiscal quarter ended September 30, 2013.

For the third quarter of 2013, Dangdang currently estimates that its total net revenue would be in the range of RMB 1,520 million to RMB 1,530 million, instead of the previously forecasted amount of around RMB 1,584 million. This change from the previous forecast was primarily due to the Company’s decision to reduce sales of certain lower margin products and focus more on bottom line performance. Dangdang estimates that its gross margin would be in the range of 17.5% ~17.7%, as compared to 15.2% in the corresponding period in 2012 and 17.1% in the second quarter of 2013. The estimated net loss would be in the range of RMB 27.0 to RMB 29.0 million, as compared with losses of RMB 100.1 million and RMB 63.9 million in the third quarter of 2012 and second quarter of 2013, respectively.

“Although our estimated third-quarter revenue is below our previous forecast, we believe the business was better served by focusing on bottom line performance. By improving our category selection and reducing some low margin general merchandise, we were able to achieve higher gross margin,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “We are optimistic about our future prospects as we continue to transform our company from an online bookstore into an integrated online shopping mall targeting mid- to high-end customers.”

Additional information for the third-quarter will be available when Dangdang reports its quarterly results in November 2013, at which time management will discuss the Company’s financials in more detail. The Company will issue a press release announcing the details of its third-quarter conference call closer to the date.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 910,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “optimistic” and similar statements. Among other things, the preliminary results for the third quarter 2013 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sophia Zhou

Investor Relations Director

E-commerce China Dangdang Inc.

Phone: +86-10-5799-2306

Email: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1 310-528-3031

Email: eketchmere@compass-ir.com